Exhibit 99.1

TSX:           JE.
NYSE:        JE.

•	FOR IMMEDIATE RELEASE

BRETT PERLMAN JOINS THE JUST ENERGY GROUP
BOARD

TORONTO, ONTARIO – June 26, 2013 - - Rebecca MacDonald, Executive Chair of Just Energy Group Inc. is pleased to announce that Brett Perlman was elected to the board of Just Energy at today’s annual and special meeting of shareholders .

Mr. Perlman is President of Vector Advisors, a management consulting firm that provides services to telecommunications and energy clients.  He served as Commissioner of the Public Utility Commission of Texas from 1999 to 2003 where he was responsible for leading the successful restructuring of Texas’ $37 billion electric utility industry as the electricity market opened to competition.  As a result of Perlman’s leadership, the PUC of Texas is a leading example of successful deregulation in North America.

Prior to his appointment to the Texas PUC, Perlman was a management consultant with the Texas office of McKinsey & Company, a global management consulting firm known for its leadership role in business consulting.  At McKinsey, Perlman specialized in strategic planning for Fortune 500 technology companies in identifying new market opportunities and developing corporate strategies.  Perlman has also practiced law with the Washington D.C. office of Akin, Gump, Strauss, Hauer & Feld and with the Houston office of Jenkens and Gilchrist.

Rebecca MacDonald, Just Energy’s Executive Chair welcomes Mr. Perlman’s election to the board.  “His wealth of experience in deregulated energy markets in the United States and his broad business experience in energy and utility markets will be a significant benefit to Just Energy’s business”.

A native of Houston, Perlman graduated in economics from Northwestern University of Evanston, Ill, He received a law degree from the University of Texas Law School and holds a master’s degree in public administration from the John F. Kennedy School of Government at Harvard University.

Mr. Perlman will serve as a member of Just Energy’s audit committee and governance committee.

Just Energy Group Inc.

Established in 1997, Just Energy is a competitive retailer of electricity and natural gas. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com